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                                   EXHIBIT 21

                                 DEFIANCE, INC.

CONFIDENTIAL
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April 22, 1998


Mr. Paul M. Meister
Liberty Lane
Hampton, NH 03842

Dear Mr. Meister:

In connection with the consideration of a possible transaction between The General Chemical Group Inc. ("GCG") and Defiance, Inc., (the "Company"), the Company is prepared to make available to your directors, officers or employees (collectively, "Representatives"), and GCG is prepared to make available to the Company and its Representatives, certain confidential information concerning its respective business, operations and assets. Such information, together with all notes, analyses, compilations, studies, interpretations or other documents prepared by GCG, the Company or their respective Representatives which contain, reflect or are based upon such information, in whole or in part, shall be referred to as "Evaluation Material". The term "Evaluation Material" does not include information which: (i) is or becomes generally available to the public other than as a result of a disclosure by a party or its Representatives, (ii) was within the possession of a party prior to its being furnished by or on behalf of the other party pursuant hereto, or (iii) becomes available to a party on a non-confidential basis from a source other than the other party or any of its Representatives; provided that with respect to clauses (ii) and (iii) above, the source of such information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to such other party with respect to such information.

Each party agrees that it and its Representatives shall use the Evaluation Material solely for the purpose of evaluating a possible transaction and not for the purpose of competing with the other or renegotiating the pricing or terms of any current business between them.

Each party agrees that the Evaluation Material concerning the other will be kept confidential and that neither party nor their respective Representatives will disclose any of the Evaluation Material concerning the other in any manner whatsoever without the prior written consent of the other. In any event, each party shall be responsible for any breach of this letter agreement by any of its Representatives and each party agrees, at its sole expense, to take all reasonable measures to restrain its Representatives from prohibited or unauthorized disclosure or use of the Evaluation Material. If any party wishes to introduce another party to the transaction, it will do so only upon receiving prior written consent from the other party hereto, and in such case each party warrants that each additional party will execute a letter agreement identical to this one.


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In addition, each party agrees that, without the prior written consent of the other, neither it nor its Representatives will disclose to any person the fact that the Evaluation Material has been made available to it, that discussions or negotiations are taking place concerning possible transactions or any of the terms, conditions or other facts with respect thereto (including the status thereof), unless such disclosure is required by law and then only with as much prior written notice to the other as is practical under the circumstances and only to the extent required by law. Each party agrees not to contact any employees or agents of the other, other than the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company or the representatives of Latona Associates Inc., as the case may be regarding a possible transaction or the Evaluation Material without the prior written consent of the other. The term "person" as used in this letter agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

Each party agrees to provide the other with prompt written notice of any request pursuant to or in connection with any legal proceedings in order that the parties affected may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If legally compelled to disclose Evaluation Material to any tribunal, regulatory authority or agency, a party or its Representative may disclose to such tribunal, regulatory authority or agency only that portion of the Evaluation Material which is legally required to be disclosed, provided that such party exercise its best efforts to preserve the confidentiality of the Evaluation Material.

At any time upon the request of the other party for any reason, each party will and will cause its Representatives to promptly deliver to the other party all documents (and all copies thereof) furnished to it or its Representatives by or on behalf of the other party pursuant hereto. In the event of such a request, all other Evaluation Material prepared by a party or its Representatives shall be destroyed and no copy thereof shall be retained and, shall certify in writing that such action has been taken.

Although each party will endeavor to include in the Evaluation Material information which it believes to be relevant for the purpose of the transaction, each party acknowledges that neither party nor their respective Representatives make any representation or warranty as to the accuracy or completeness of the Evaluation Material. Each party agrees that neither party nor their respective Representatives shall have any liability relating to or resulting from the use of the Evaluation Material.

In consideration of the Evaluation Material being furnished to it, each party hereby agrees that, for a period of two years from the date hereof, neither party will solicit to employ any of the current officers or employees of the other so long as they are employed thereby without obtaining the prior written consent of such other party.

Each party agrees that unless and until a definitive agreement regarding a transaction has been executed, neither party will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this letter agreement except for the matters specifically agreed to

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herein. Each party acknowledges and agrees that the other, in its sole discretion, reserves the right to reject any and all proposals made with regard to a transaction, and to terminate discussions and negotiations at any time.

It is understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement and that each party shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement, but shall be in addition to all other remedies available at law or equity.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,

DEFIANCE, INC.

/s/ Jerry A. Cooper

Jerry A. Cooper
President and CEO

xc: Steve Shulman

Accepted and agreed this 23rd day of April, 1998.

THE GENERAL CHEMICAL GROUP, INC.

By:               /s/ Paul M. Meister

Print name:       Paul M. Meister

Title:            Director